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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Slip Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 28th Floor
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code) 2370

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. Tarzana, CA 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB

OATH OR AFFIRMATION

I, JAMES LUKEZIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLD SLIP CAPITAL MANAGEMENT, INC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/25/20

Signature

MANAGING PRINCIPAL

Title

Notary Public

EDWARD K. XU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01XU5038275
Qualified in New York County
My Commission Expires 01-23-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLD SLIP CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

OLD SLIP CAPITAL MANAGEMENT, INC.
Financial Statements
For The Year Ended December 31, 2019

CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Old Slip Capital Management, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Old Slip Capital Management, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Old Slip Capital Management, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Old Slip Capital Management, Inc.'s management. My responsibility is to express an opinion on Old Slip Capital Management, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Old Slip Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Old Slip Capital Management, Inc.'s financial statements. The Supplemental Information is the responsibility of the Old Slip Capital Management, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Old Slip Capital Management, Inc.'s auditor since 2018.

Tarzana, California

February 18, 2020

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Financial Condition
For The Year Ended December 31, 2019

ASSETS		
Cash and Cash Equivalents	$	31,096
Prepaid Expenses		18,469
Total Assets	$	49,565
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable and Accrued Expenses	$	10,809
Total Liabilities		10,809
Stockholder's Equity		38,756
Total Liabilities and Stockholder's Equity	$	49,565

The accompanying notes are an integral part of these financial statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Operations
For The Year Ended December 31, 2019

Revenues	
Commissions and Fees	$ 272,313
Total Revenues	272,313
Operating Expenses	
Salary Expense	161,746
Professional Expenses	60,100
Other Operating Expenses	46,087
Regulatory Fees	18,085
Total Operating Expenses	286,018
Net Loss	$ (13,705)

The accompanying notes are an integral part of these financial statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2019

	Common Stock				Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
	Shares		Amount						
Balance - January 1, 2019	100	$	5,000	$	227,949	$	(192,430)	$	40,519
Equity Contributions					11,942				11,942
Net Loss							(13,705)		(13,705)
Balance - December 31, 2019	100	$	5,000	$	239,891	$	(206,135)	$	38,756

The accompanying notes are an integral part of these financial statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For The Year Ended December 31, 2019

Cash Flows From Operating Activities:	
Net Loss	$ (13,705)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Decrease in Consulting Fees Receivable	4,904
Increase in Prepaid Expenses	(15,150)
Decrease in Due to Parents	(4,684)
Increase in Accounts Payable and Accrued Expenses	10,176
	(4,754)
Net Cash Used by Operating Activities	(18,459)
Cash Flows From Financing Activities:	
Equity Contributions	11,942
Cash Flows Provided by Financing Activities:	11,942
Net Decrease in Cash	(6,517)
Cash - Beginning of Year	37,613
Cash - End of Year	$ 31,096
Supplemental Disclosure of Cash Flow Information:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Old Slip Capital Management, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective November 13, 2018, CNA Investor Services, Inc. sold all its interests in the Company to Old Slip Capital Management, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

Commissions and fees revenue related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments

Cash, receivables and payables are carried at cost, which approximated fair value.

Revenue from Contracts with Customers

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method that is by recognizing the cumulative effect of initially applying Topic 606 as and adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

2. Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

An acceptable interpretation of Topic 606 is that selling, and distribution fees paid over time, such as 12b-1 fees, are fully constrained when they are indexed to the net asset value of the funds being distributed until such amounts are known. They Company has deemed an acceptable interpretation to conclude that upon performance of the service, revenue recognition is fully constrained until each month end when a portion of the revenue becomes known. Thereby at each month end, the determinable portion of the revenue will be recognized.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the balance sheet due to recognition of right of use assets and lease liabilities. These amounts will by based on the present value of the remaining operating lease payments. Due to the Company's existing lease expiring in less than one year FASB Accounting Standard Codification ("ASC") 842 is not applicable for 2019.

3. Income Taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. Interest and penalties associated with tax positions are recognized in the statement of income if material.

The Company had evaluated its income taxes in accordance to ASC 740 and determined that deferred tax assets and liabilities as of December 31, 2019 are insignificant.

The Company's 2018 income tax return will be subject to examination for three years after they were filed.

4. Commitments and Contingencies

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations. Rent expense for the year ended December 31, 2019 amounted to $17,500. Total rent obligation under the current lease for 2020 will be $4,000.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3%, $10,809, of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2019, the Company had net capital of $20,287 which was $15,287 excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

The Company is exempt from SEC Rule 15c3-1 pursuant to the exemptive provisions of its subparagraph (k)(1).

6. Subsequent Event

The Company has performed an evaluation of subsequent events through February 18, 2020, the date of the financial statements was issued. No adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

7. Economic Dependency

During the year ended December 31, 2019, four customers represented 72% of the Company's total revenue.

OLD SLIP CAPITAL MANAGEMENT, INC.
SCHEDULE I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2019

Member's Equity		$ 38,756
Non-allowable Assets		
Prepaid Expenses	$ 18,469	
Total Non-Allowable Assets		18,469
Net Capital before Haircuts on Proprietary Positions		20,287
Haircuts		-
Net Capital		20,287
Minimum Net Capital Requirement - the greater of $5000 or 6-2/3% of aggregate indebtness of $10,809		5,000
Excess Net Capital		$ 15,287
Ratio of Aggregate Indebtness to Net Capital:		
Schedule of Aggregate Indebtedness:		
Accounts Payable and Accrued Expenses	$ 10,809	
Total Aggregrate Indebtedness		$ 10,809
Ratio of A.I. to Net Capital		0.53

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing or Part IIA of the FOCUS report. Accordingly, no reconcilation of the audited computation of net capital under Rule 15c3-1 to the audited FOCUS report Part IIA has been presented.

OLD SLIP CAPITAL MANAGEMENT, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activiites are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of that rule.

OLD SLIP CAPITAL MANAGEMENT, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(1) of the Rule.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Old Slip Capital Management, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Old Slip Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Old Slip Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Old Slip Capital Management, Inc., stated that Old Slip Capital Management, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Old Slip Capital Management, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Old Slip Capital Management, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2020

Old Slip
CAPITAL

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

To the best knowledge and belief of Old Slip Capital Management, Inc.:

- Old Slip Capital Management, Inc claimed an exemption under paragraph 240.15c3-3 (k)(1) of Rule 15c3-3 for the period January 1, 2019 through December 31, 2019.
- Old Slip Capital Management, Inc met the identified exemption provisions in paragraph 240.15c3-3(k)(1) of Rule 15c3-3 throughout the period from January 1, 2019 through December 31, 2019, without exception.

I, James J. Lukezic, swear (or affirm) that, to the best of my knowledge and belief, this exception report is true and correct.

______________________2-18-2020__
James J. Lukezic Managing Principal